Pioneer ILS Interval Fund

60 State Street

Boston, Massachusetts 02110

October 6, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Pioneer ILS Interval Fund

Pre-Effective Amendment No. 2 to the

Registration Statement on Form N-2

(File Nos. 333-197909; 811-22987)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Pioneer ILS Interval Fund (the “Registrant”), a Delaware statutory trust, hereby requests that the effective date of Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2 of the Registrant, which was filed on October 6, 2014 (Accession No. 0001193125-14-364579), be accelerated so that such Post-Effective Amendment may become effective at 4:00 p.m., Eastern Time, on October 7, 2014, or as soon thereafter as practicable.

In connection with such request, the Registrant acknowledges that:

1.	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy fo the disclosure in the filing; and

3.	the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Pioneer ILS Interval Fund

By:	/s/ Christopher J. Kelley
Name: Christopher J. Kelley
Title: Secretary

Pioneer Funds Distributor, Inc.

60 State Street

Boston, Massachusetts 02110

October 6, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Pioneer ILS Interval Fund

Pre-Effective Amendment No. 2 to the

Registration Statement on Form N-2

(File Nos. 333-197909; 811-22987)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Pioneer ILS Interval Fund (the “Registrant”), a Delaware statutory trust, hereby requests that the effective date of Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2 of the Registrant, which was filed on October 6, 2014 (Accession No. 0001193125-14-364579), be accelerated so that such Post-Effective Amendment may become effective at 4:00 p.m., Eastern Time, on October 7, 2014, or as soon thereafter as practicable.

Sincerely,

Pioneer Funds Distributor, Inc.

By:	/s/ Lisa M. Jones
Name: Lisa M. Jones
Title: President